

Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG
("AngloGold")

TRANSCRIPT OF THE THIRD QUARTER PRESENTATION HELD ON FRIDAY 31 OCTOBER 2003 AT 11 DIAGONAL STREET, JOHANNESBURG VIA TELECONFERENCE

STEVE LENAHAN

Good morning Ladies and Gentlemen, good morning from here in South Africa and good afternoon to the callers we have got in Australia, Singapore and Japan. Welcome to our call. We had scheduled this call to allow us to talk about our results for the third quarter, but which we are now also going to use the opportunity to talk about our announcement last night on the merger with Ashanti.

The format today will be as follows:

- Bobby Godsell will talk about the Ashanti transaction and then, will briefly, review AngloGold's financial performance over the third quarter.
- Kelvin Williams, our marketing director, will briefly summarize the gold market conditions and AngloGold's forward sales activities during the quarter.
- This will be followed by an overview of our operational performance, again briefer than is usual to accommodate discussion on Ashanti, presented by Dave Hodgson, the AngloGold Chief Operating Officer.

After these we will, as usual take your questions.

I will deal first with the announcement we made last night about the Ashanti transaction. To see this announcement in its proper context it is important to distinguish between the role of the Government of Ghana in this transaction. Firstly as a substantial shareholder, and secondly as a regulator. Turning to its role as a substantial shareholder; we were of course pleased that during the course of this week, firstly the board of Ashanti confirmed its earlier recommendation of our offer and that the Government of Ghana in its shareholder capacity equally indicated its support for the Ashanti board recommendation. The Government has also undertaken to vote in favour of our merger proposal and against any competing proposals during the term of the agreement between ourselves and the Government and for a period of six months, but in any event not later than 31st July 2004. This is a substantial step towards the completion of the merger, which will produce a very large, widely diverse, global gold company with a long-life suite of high margin assets and a compelling list of growth projects.

I would now like to turn to the Government's role as a regulator.

The key reason for the merger, in our view, has always been the expeditious and optimal development of the Obuasi Deep project. This process will begin immediately the deal closes with an intensive $44 million drilling program to confirm the extent and grade of mineralisation at depth followed by the development of mine access to these ore bodies. The entire project will take the best part of a decade and will involve investment of the order of magnitude of three quarters of a billion dollars. To make an investment over this period of time possible, we indicated in our original offer that we needed a degree of fiscal certainty. In the process of negotiating a stability agreement to achieve this with the Government of Ghana it became possible to agree terms for the agreement which added real value to this project in our hands.

We have agreed to mullitise this additional value creation for the government up front and we are very pleased that the government has elected to take their share of the value in our shares; consistent with its statement that it intends to be a long term shareholder in this company. Therefore, AngloGold has agreed after the completion of the merger and after the receipt of approval of the Parliament of Ghana where it is required for the undertaking the agreement involves to issue 2 58 000 additional AngloGold ordinary shares to the Government of Ghana. AngloGold and the Government of Ghana have agreed on the value of the undertakings of the agreement as a package, with a value we are confident offers our shareholders a fair economic value exchange. In no particular order, they key provisions of the agreement are these:

- The mining lease relating to the Obuasi mine is currently due to expire in 2024. Our project of course will see the mine run to way beyond this. Although the capital expenditure necessary for the development of Obuasi will have been incurred by this time, the mine will continue to produce gold well beyond that date. The Government will undertake to extend the mining lease for Obuasi Mine until 2054 on existing terms.

- Secondly, the government of Ghana will undertake that the level of Royalty payments will be 3% of revenue for the next fifteen years for all of AngloGold Ashanti's mining operations in Ghana. Under current legislation royalties vary between 3% and 12% of revenue depending on the level of profitability of the operations concerned. Under proposed new mining legislation this royalty rate shifts to between 4% and 6% of revenue, again depending on the level of profitability. Absence of this stability agreement we would face an increase in royalties.

- Thirdly, the corporate tax rate in Ghana, where AngloGold Ashanti will be listed, will be 30% for the next fifteen years, although the rate of corporate tax applicable to private companies previously incorporated in our value model was 32,5%.

- In the fourth instance the Government of Ghana will also undertake that none of AngloGold Ashanti's operations in Ghana will, for the next fifteen years, be adversely affected by any action of the Ghana government that has the effect of imposing additional obligations on those operations. In addition, none of the company's Ghanaian operations will be affected adversely by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imposts or laws relating to exchange control, transfer of capital and dividend remittance. This stability provision eliminates the risk of adverse changes in the fiscal environment in Ghana and consequently is of real value in our hands.

- Lastly, the government of Ghana will continue to holds its Golden Share in Ashanti but has confirmed its willingness to clarify that the rights attached to the Golden Share will apply solely to the assets and operations of AngloGold Ashanti in Ghana. The Golden Share has given rise to a great deal of confusion and uncertainty amongst international investors interested in this transaction and we consider this clarification to be of considerable benefit.

We believe that the issue of AngloGold shares for these undertakings from the government of Ghana gives certainty and creates significant value, particularly for the Obuasi Deeps project.

If I could now turn to the future and to the envisaged scheme of arrangement. We have now achieved the right regulatory framework to optimize the Obuasi mine. We have also achieved the recommendation of our offer by the Ashanti board as well as strong support for the offer from Ashanti's two largest shareholders, namely, Lonmin and the government of Ghana. We can now move forward to setting in motion the process of obtaining the Ashanti shareholder vote and the Ghanaian High Court approval required for this proposed scheme of arrangement. It is our belief that the process could possibly be completed within 90 days but should not take longer than 6 months.

We look forward to the integration of these two African companies, to our continued partnership with the government of Ghana and to our expanded role in our development of the African global gold mining market.

Finally, I would like to turn briefly to our results for the last quarter. I think this quarter reflects a solid set of financial results, despite the 4% strengthening of the Rand and higher wage costs in South Africa. The quarter indicates an operating profit, adjusted to exclude unrealized gains on non-hedge derivatives, that decreases marginally to US$136 million, with gold production up to 1.4 million ounces, that is after adjusting for the sale of Jerrit Canyon mine in North America, which sale was finalized during the quarter.

Headline earnings increased slightly to US$67 million or 30 US cents per share.

Operationally, there were no surprises during the quarter, with cash costs being generally well controlled in local currency terms; I think particularly in South Africa given the significant wage increase. However, the continued strength of these currencies against the weak US dollar saw dollar denominated costs increased by some 6% to $237 per ounce. The received gold price of US$364 per ounce was $10 per ounce higher than the previous quarter and, again, higher than the spot price.

KELVIN WILLIAMS

Those who listen into this conference call follow the market as closely as we do and know that is has been a volatile quarter, has been a volatile quarter both in metal and in currency. The quarter saw a price range of almost $50 between the high and the low and we saw once again the high previously recorded in the first quarter of over $390 per ounce. In currency we saw both a strong rally in the dollar against the Euro and then a sharp correction back to its current lows.

There are really two important elements in the last quarter that I would like to highlight in respect of our market and those are firstly that although sentiment in general amongst commentators and analysts remains confident about a US recovery both in the final quarter of this year and going into 2004 we have seen a strong resurgence of dollar skepticism and this has obviously been to the advantage of our metal and other commodities.

The second element of the past quarter which has been a change on previous quarters is that gold investment and speculation, particularly as measured on the New York commodities exchange has risen to now previously unrecorded high level and there is no doubt that there is a new generation of investors into gold. This is something we have commented on before as being of great importance to keep this price rally going and to sustain the current robustness of the gold price. This is obviously something we are very happy to see. Those who have entered the gold market in the past quarter have a number of motivations; those include obviously the fundamental directional play on the dollar but they also reflect in the motivations a wide range of concerns and uncertainty about global economic circumstances going forward. Once again the same circumstances as are reflected in some of the rallies of other commodity prices we are seeing.

I do not think there is reason to expect an early reversal of this trend unless some fundamental and currently unforeseeable shift occurs in economic circumstances.

These two changes in the market during the past quarter have obviously indications for the balance between the investment and physical markets in gold and the news in the physical market is largely negative. We must bear in mind that this negative physical news has no particular consequences for this price rally as it stands today; in a sense as long as investment interest is sustained in gold we will see the price rally sustained. Our concern for the physical market is always in the medium and longer term that its health should be attended to so that the physical market will be there to maintain the floor under this price as we move within a range.

My final comment is in respect of our hedge and whilst our forward hedge tonnage today is only slightly lower than the ledge level reported at 30 June this hedge level in a sense reflects the spot price at which the valuation is done at 30 September and conceals reductions in the delta level of the hedge The 30 September valuation was done at a price of $383.50 which is almost $40 higher than the spot price at which we valued and measured the hedge previously at 30 June. Our intention is to continue to manage actively all of the hedge positions in place and to further to reduce our forward pricing commitments in this rising spot price environment.

DAVE HODGSON

As Bobby has said, our results for the quarter were solid and consistent with those achieved in June, with good performances at most operations and an overall increase in gold production to just below 1.4 million ounces adjusted for the sale of Jerrit Canyon.

Total cash costs were well controlled in local currency terms, notably in South Africa where total cash costs increased by only 2% despite the continuing Rand strength and a 10% wage increase.

In South Africa, gold production increased by 31 000 ounces or 4% to 844 000 ounces with good performances at Great Noligwa, where the grade improved to 10,6 grams per ton and at Kopanang where team training has had a positive effect on efficiencies with a 7% increase in volume mined being achieved during the quarter. At Savuka, despite improved volumes, falling grades and higher cash costs have necessitated further cash cost initiatives and the workforce will be further reduced during the fourth quarter. Savuka is now in an orderly closer mode with closure anticipated in 2005.

In the East and West Africa region, Geita increased gold production by 42% - 26 000 ounces - largely due to an anticipated improvement in recovered grades to 3.8 grams per ton. You may remember we advised of this likelihood in the June quarterly report. Overall, the East and West Africa region produced at a similar level to the last quarter as the Geita increase was offset by reduced production at Morila of 15 000 ounces and at Yatela of 11 000 ounces.

.

At Cripple Creek and Victor in North America problems are still being experienced with chemistry in the leach pad. The 15% increase in total cash costs are almost entirely attributable to additional chemicals purchased to resolve the leach solution chemistry issues. Improvements in haulage fleet availability and the scheduled construction and certification of Phase 4B of the leach pad should see increased production going forward.

In South America, overall gold production was down by 3%, mainly due to lower grades recovered at Cerro Vanguardia. This is because the plant was fed with lower grade, dry ore from a contingency stockpile while the scrubber to handle wet but higher grade ore was installed and commissioned. The scrubber is now operating and initial results are very positive.

In Australia, development work associated with the underground feasibility study at Sunrise Dam began, with the underground contract awarded and the mobilisation of the contractor to site. The operation performed to expectations although operating profit was down by 44% to A$5m ($3m) due to a lower price received and lower volumes sold. Mining was completed at Union Reefs at the end of July with lower grade stockpiles processed through to the beginning of October when the final shutdown of the mill took place. Minor rehabilitation work will continue at the site.

Again we have released detailed explanations of AngloGold's exploration activities for the quarter. Several projects continue to yield encouraging results such as the satellite exploration project at Sadiola and the deeper mineralisation extensions at Sunrise Dam, in particular.

QUESTIONS AND ANSWERS

BRENTON SAUNDERS

Just a couple of questions with regard to the Ashanti announcement. Could you talk me though how many shares the Ghanaian government will end up owning in AngloGold? I am a little confused of whether this new 2.7 million is in addition to what they will be receiving on the exchange ratio, viz a viz the 17 percent they already owned.

JONATHAN BEST

I do not know the exact number of shares but the answer in principle is that yes these are additional shares they will receive over and above those they will receive as shareholders. These are being paid to them as regulator and they elected to take the regulatory concessions in shares and they will hold up to 9 percent shares.

BRENTON SAUNDERS

Am I correct in saying that this effectively increases your merger ratio from .29 to .31?

BOBBY GODSELL

I think this a confusion of two different things. The one is a payment for regulatory concessions or fiscal concessions, which is a better word for it. We could have paid in cash but the government wanted payment in shares. We have paid them as regulators for those concessions which amount to roughly US$100 million. The other shares they get are their own shareholding along with other shareholders.

<u>BRENTON SAUNDERS</u>

And those regulatory concessions pertain to the assurance that royalties, tax rates and security of tenure won't be disturbed?

<u>BOBBY GODSELL</u>

I think beyond that importantly is, as I tried to indicate, as we went through the negotiations we sought security in the first instances but as we were talking about the fiscal package, the stability agreement we could get, for Obuasi Deep, a number of elements additional to what we had in our minds in terms of our offer announcement in August, and I looked particularly at the reduced tax rate and also at the opportunity to extend the lease on current terms and what that obviates is a ten percent carried interest if the lease had been extended in 2024. We have, and if you like Jonathan can take you though our value of this package, and in some cases it is security against for example a whole range of additional costs including customs and excise. In other cases absolutely clear value which we are simply paying for upfront.

<u>IAN PRESTON (AUSTRALIA)</u>

I wondered if you might expand a little more on Benton's question. I have the same basic question. I am trying to understand the roughly $100 million you are paying, how much of that would you ascribe to not having to have a 10 percent pre-carried interest you referred to after 2024? How much of it would ascribed to royalty? Is the total pie that you would have saved out of this significantly greater than the $100 million on a discounted basis or is it largely all going to the government?

<u>JONATHAN BEST</u>

In very broad brush strokes we would be giving roughly $50 million to the lease, $25 million to royalties and $25 million to the tax concessions which gives you $100 million. Obviously this is not an exact science but it is based on a ... value. Then of course there is value in the overall fiscal stability where we won't get increases in customs duties, excise duties and a number of other things. This is of course very difficult to value and also we attribute some value to the clarification of the golden share because as the legislation is written now it is a) confusing and b) could be deemed to go up the chain to AngloGold. So those two have value to us but to put a number to it is very difficult, but I have given you the broad stroke numbers. So for us this is a straight value exchange.

<u>IAN PRESTON (AUSTRALIA)</u>

So clearly the value that you ascribed to all of those areas was greater than $100 million? Would we be correct in saying that?

<u>JONATHAN BEST</u>

Intuitively yes. But how much I don't know unless you can help us put a value to the fiscal stability package and by putting a value to the clarification of the gold share in the mind of investors.

<u>IAN PRESTON (AUSTRALIA)</u>

But the actual area you can tangibly look at, i.e. tax rate, not having to give a 10 percent pre-carried interest, lower royalty, no changes in import duties, those types of things, am I correct in the assumption that in your valuation that would have cost more than $100 million if you had not made this deal.

BOBBY GODSELL

I think the direct answer is, as Jonathan has indicated, where it is easy to do simple arithmetic calculations to get to a number of around $100 million. Over and above that you have the security aspects we were looking for; the stability aspects we were looking for so in a way if you like the tangible value is neutral and beyond that we have the security of the fiscal stabilization, the early lease extension and other issues.

 HILTON SHOAN

The additional shares could you give a percentage, including the additional shares you are going to be issuing to the government of Ghana what the percentage holding they will hold in the enlarged and merged company Ashanti AngloGold or AngloGold Ashanti?

 BOBBY GODSELL

They will go up roughly 1 percent from 2,3 to 3,3.

 PETER TOWNSEND

Two quick questions. One on Morila. Grade down almost 2 grams per ton this quarter and further declines are expected. Can you give an indication of what sort of grades you might be looking at over the next year or so and then Savuka anything on the corporate front there? It is continuing to make a loss in close down mode. Is there something we can expect might be sold out of AngloGold soon?

 DAVE HODGSON

Yes the grades have dropped from 9,5 to 7,5 grams per ton. We do see them reducing further to 6,5 grams per ton this year and we see them going below that next year. Obviously, we keep going we are still drilling and are trying to improve that but that is how we see he grades declining going forward.

With respect to Savuka. Yes we had a plan to close it in close-mode over the next two years. As you know there are some relationships between Savuka and Tau Tona, notably the shared plant and some pumping arrangements; we would be very careful about a sale but should we get the right offer of a sale from someone who can agree with us about how we are resolve the issues about pumping and the plant treatment, we would obviously consider that as we would for any other offer for an asset

M ISMAIL

Just looking at Ashanti almost being in the bag right now, can we expect - you are going to get an additional +_ 27 million additional - ounces of reserves added to your current profile you trimming back on Greenfield type exploration and maybe give us an indication of what the growth looks like, excluding Ashanti, for AngloGold going forward?

JONATHAN BEST

On the question of greenfields expenditure, we won't specifically wind it back because of Ashanti. We have projects going and those projects will keep going. One of determinants of how fast they go will also be how much money we have available to spend on exploration. Does that answer your exploration question?

BOBBY GODSELL

On the growth, if I understood your question - without Ashanti where was AngloGold going? The answer to that as we have indicated our aspiration was to go to 6,5 million ounces by 2006 and back in the light of the 10 or so organic growth projects that we have talked about, a couple of them are almost completed, a number of them board approved and the others in earlier stages of planning. Of course what will change when you put these two companies together is that we will be looking at Ashanti's organic growth potential and we will be looking at our own and we will rank them and we will do that of course in the light of where the gold price and exchange rates are and what the cash generation capacity of this company is. Part of this company's character is to be a significant dividend payer and we intend to continue that character. But I suspect there will continue to be organic growth; we obviously will re-prioritise our projects in the light of what we get from Ashanti. Currently, we are pretty confident about the robustness of the vast majority of those projects.

JONATHAN BEST

Coming back to what Bobby said about 6 to 6,5, that profile stays in tact but you have to put it in the context that since we made that statement we have sold Jerrit Canyon; we have now wound back Savuka and to the extent that we dispose of any other assets, the slope of the line remains the same but it is no longer fixed to 6,5 it is probably going to be closer to 5,5 to 6.

N ISMAIL

One last question. Bobby this is probably for you and probably fateful as well to ask it. You mentioned 90 days to six months. Can you give us a better idea of the time line; what are the hurdles you have to jump over in getting to your final merger with Ashanti?

BOBBY GODSELL

On language, I think it is much better to describe these as steps and not hurdles. I don't see any hurdles at all. Hurdles we have had plenty of. If you want to take the athletic analogy, we have done the hurdles and now we have the final sprint to the winning line. The two great uncertainties about time is that we may well be subject to a comprehensive review by the United States Security and Exchange Commission of this proposal, equally we could not have such a review. There is a provision where for a transaction of this size the transacting party can request what is described as a no action letter, effectively no comprehensive review. We will proceed immediately with that application but we cannot predict its outcome but we think there are good grounds whereby that exchange does not need to conduct a comprehensive review. That SEC review, if we take our experience in Normandy, took six weeks to complete. Obviously other things are going on concurrently. The other uncertainty is that in terms o Ghanaian law which governs this transaction the scheme of arrangement as is common in South Africa and in the United Kingdom is subject to court approval in terms of, particularly, the fairness of the process. In Ghana there is a requirement for the court to appoint an individual auditor who has to conduct a review of the proposed transaction and its process and deliver its report. There is very limited experience of the role of this individual and the process and how long it ill take, again we will be doing everything we can to expedite the process. Particularly in the light of those two uncertainties we offer the guidance of best case of 90 days and worst case of 120 days.

JONATHAN BEST

If I can just add to that in a little more detail. The no action letter Bobby referred to from the SEC is given to us that they can rely on the court. If they determine that the Ghanaian court cannot be relied on they will force us to do a full prospectus.

BOBBY GODSELL

We are aware of both these possibilities and we will push it as soon as we can. We want to get on with this now, putting these companies together and get started with Obuasi Deep and start to reap the value benefits that we promised our shareholders.

<u>STEVE SHEPARD</u>

Congratulations on another good result. Could you perhaps address a little more the issue of ranking your projects? The question is, will your commitments to Ashanti influence your willingness or ability to fund, say, Boddington, which my understanding is would require considerable capex?

<u>BOBBY GODSELL</u>

It is simply not possible to tell you the outcome of a review until we have done it. That is the first thing. What we are committed to do is make money out of mining gold and therefore when we look at projects we look at the risk and reward of the project and we rank them accordingly. That said, I think I speak for my management team, is that our enthusiasm for Boddington remains absolutely. Probably in strategic terms where this company is, it wants to be ahead in the scramble for ounces. We see a positive scenario for the gold price; we see all the gold majors under great pressure to find tomorrows ounces and we are very keen to be out there finding tomorrows ounces and we don't have geographic preferences. The fact is that Boddington is a very long life though relatively marginal grade operation. If we can achieve from its owners a sensible agreement on how to prudently develop this project I suspect that this project will continue to be on our books post the merger review.

<u>STEVE SHEPARD</u>

One last question if I may. Very briefly is it possible for you to update us on any developments on your exploration programme in perhaps Peru or any other excitement you have come across?

<u>GORDON WYLIE : HEAD OF EXPLORATION AND GEOLOGY IN</u>
<u>ANGLOGOLD</u>

We have several projects in Peru. The main one is the La Rescatada project in southern Peru. We have had mixed results over the last few months. We have metallurgical issues that we have to resolve and about three outside targets that have to be drilled. We should be able to make a decision at the end of December. That is a summary of what is happening in Peru.

<u>DAVID HORTON (AUSTRALIA)</u>

On the shares being issued to the Ghanaian government. Are there any restrictions in what they may do with those? Are they free if they wish to dispose of them at their leisure?

<u>JONATHAN BEST</u>

Yes they are. But they have told us that they are long term holders of AngloGold shares and that was the motivation of them asking to be paid for the fiscal concessions in shares rather than cash.

<u>DAVID HORTON</u>

And the Golden Share, is that completely independent of the holding? Is it attached to the assets rather than a holding in AngloGold.

<u>JONATHAN BEST</u>

For practical purposes that is correct.

DAVID HORTON

Thinking about the Ashanti hedge book. What flexibility do you have there to restructure that?

KELVIN WILLIAMS

We have every bit the same flexibility as we have within our own hedge book. There are no oddities or anomalies in their hedge book that would stop us addressing a restructuring of their forward pricing commitments as soon as we have responsibility for it.

DAVID HORTON

Could AngloGold gold be delivered into that book? Could it be mixed into the AngloGold pool or is it quarantined into certain production lines?

KELVIN WILLIAMS

I would be a bit cautious about that. It is certainly quarantined to any source of metal but there certainly will be a corporate counter party in the contract itself. My own experience in these matters is substitution is absolutely possible. In strict sense we could deliver AngloGold against Ghanaian commitments. It would not matter to the counter party.

DAVID HORTON

Thinking about the time line you answered quite well previously Jonathan would it be more along the lines that you will see the Ghanaian law unfold with the court appointed auditor taking his own time to assess it and then the SEC to review whether they find those undertakings acceptable and then the SEC or would they run in parallel? Just trying to get a view here on how it might actually work.

JONATHAN BEST

Essentially, it was as Bobby explained. The SEC first, because they have to clear the documentation or elect not to review the documentation approach shareholders. The shareholders receive the documentation and then they vote on the documentation; then the court convenes to determine whether or not the process has been fair. And it is in that sequence. The only wild card in this is the court reporter in that the way it is envisaged in Ghanaian law is that the court reporter will opine after the court but we have asked the court to consider bringing it forward, in other words that it is a parallel process and the court reporter works on his view of whether the price is fair or not while we go through the regulatory process of the SEC and the Ghanaian court.

JUSTIN BROWN

After you have concluded the transaction with Ashanti, how long would it take you to bed down the merger and what kind of time period would you look to for more acquisitions and my third part of the question, any kind of production target you have long term, in terms of ounces. Would you look to take your annual production to 8 or 9 million or 10 million in the long term.

BOBBY GODSELL

If I could have a go at your first questions. Winning a bid is one thing. Integrating the companies and realizing the promised synergies and benefits is quite another. Our minds have turned entirely to the second. We will attempt to do this as well as possible and as quickly as possible and at the end this would be equally on those two things.
What I would say is that a perverse benefit of the protracted time scale of this transaction is that we have got to know the assets and particularly the management team of Ashanti very well. We think very highly of them. There is a network of personal relationships now and I would envisage the

integration process of being very rapid. I have indicated on a number of occasions that we would want to get going with Obuasi Deep absolutely as quickly as possible.

In one of those nice events where timing smiles on you rather than frowns on you we are just completing the decade long project development of Moab Khotsong under the extraordinary able leadership of Danie Spies. He and his team become available pretty much right now and can play a role in the development or Obuasi Deep and that would be our intention. I would indicted that we would be getting to think about this as a integrated company we started to think about it this way yesterday - I think that the integration will be absolutely on a fast track and we would be looking at also to work to do things to optimize production from assets like Obuasi in its existing operations where we think that the improvement of some technologies and the spending of some additional stay in business capital could see real increases in production.

Conceptually, we have never run this company with the aim of being a 5, 6, 7 or 8 million ounce production. Conceptually we have tried to run this company driven by financial return targets for our shareholders not volume of production targets and that will absolutely remain. All our would say is what we would like to do is of course grow our market share of the world gold mining industry and I mean this broadly. We would like to increase our market capitalization, which clearly this deal does. We would like to increase the liquidity and trade of our shares which will also occur. We would like to grow our earnings and particularly we would like to grow our returns. The only other thing I would say that is we do not intend to stand behind anyone else in the scramble for future new profitable ounces.

As to further acquisitions. What this company does is it grows its existing businesses, it explores for new ounces. It does brownfields exploration where we have been singularly successful over the last three years and looks opportunistically at opportunities to acquire new assets and we are going to carry on doing that.

This quarter's results shows that the entire AngloGold Management team wasn't camped in Accra finishing the Ashanti deal. Conversely, as we bed this deal down and run the operations well we will keep our eye open for opportunities to create value through M & A activities. On that when we have deals we announce them and we do not speculate on deals before we do that.

JUSTIN BROWN

Just follow up on what you said there. Are you looking to move some of your existing managers, mine managers or other personnel to Obuasi Deeps or other Ashanti operations?

BOBBY GODSELL

We are a global company. We have recently moved a managed from the Union Reefs mine in Australia to a mine in Mali. Size in itself is not important. Size offers the potential for value creation and it enables you to look at talent in a number of geographic pools and against a number of experienced backgrounds. Yes I certainly think there will be a movement of South Africans into Ghana but by the same token there is going to be a movement of Ghanaians into South Africa, particularly into the corporate office because they have strengths in a number of areas where we need established strengths in corporate and I am sure there is going to be a movement of Ghanaians around the world. At the Geita mine there is a significant Ghanaian presence. The good people this people are going to go to the best projects irrespective of where they are.

JUSTIN BROWN

If I may ask just one more question. The various different lock outs and agreements you have reached, does this exclude any counter bid by any other gold major? Regarding the SEC exemption. You yourself said there was not much experience in Ghana regarding a deal of this size. Given that lack of experience do you still expect the SEC to grant you the exemption you are expecting.

 JONATHAN BEST

With regard to the SEC; the view that the SEC takes is not whether or not the Ghanaian court has experience in this sort of thing. What they do is look to see if the Ghanaian court are competent from a legal perspective to be fair.

 BOBBY GODSELL

The argument is overwhelming on the side of Ghana. It has got a very well developed legal system, it found its foundations in English law and we can see no reason whatsoever why it should not be deemed to be a competent jurisdiction.

On the lock out all I would say is that with the board supporting us twice with the two major shareholders supporting us and there already having been a competitive offer, I think people have had a chance to make up their minds and I think we go forward now to a shareholder vote where I would be equally positive of a positive outcome.

ERIC ONTSTADT

Could you give us an idea of how the current quarter is progressing operational as well as in terms of earnings?

BOBBY GODSELL

It is not our nature to comment on quarters between quarters. We are obviously part of modern corporate governance and if anything occurs that was going to give a significant, as has been defined by various regulations, change in our business we are required to give a trading update. We have not had the need in the current quarter to give a trading update and I really think that life gets really complicated if you go anything beyond that.

ERIC ONSTADT

In terms of the big investment you need to do in Ghana are there any issues in terms of the South African foreign exchange controls?

JONTHAN BEST

Yes, obviously there are certain foreign exchange controls but a lot of the cash we will need to put into Ghana will come from offshore sources. For instance we have $260 undrawn on our facilities. Having said that too the South Africa Reserve Bank has given us dispensation where it will allow us to take out R2 billion to invest in African companies so we have the ability to take out, at the current exchange rate, around $180 million from South Africa as well.

HILTON SHOAN

A brief question please. The quarterlies so far have been characterized if you will by the strong Rand and if you will differing strategies to deal with that. For instance we have had some closures; we have had Harmony talking about continuous operations and yesterday Goldfields talking about moving away from the more marginal of some of their deposits and concentrating on the higher grades. What would AngloGold's strategy be at this stage please.

 DAVE HODGSON

We obviously look at how we can best mine our ore reserves . In areas where we have the more marginal mines such as Tau Lekoa or areas of Mponeng, we certainly look at our mining plans to make sure that the area we are mining contribute to the operating profits. So we don't have any plans to cut back in any particular areas at the moment. We have mentioned that we were looking at cost initiatives at Savuka because that is one of our areas where we are under strain. But in the other cases we don't see major changes other than reviewing some of the mining plans in areas where we are more marginal.

 BOBBY GODSELL

I would just like to add that we have Moab Khotsong coming on line so along with the labour decreases at Savuka we have the need for additional labour coming from Moab Khotsong and we envisage a business as usual going forward. We are not in mass retrenchment mode at all.

 DAVE HODGSON

Our natural attrition in the South African region is of the order of 250 people a month, so the labour reductions at Savuka would be absorbed into the current working operations.

<u>STUART BAILEY</u>

Just referring back to last night's announcement and the $106 million dollars paid for the royalties standstill agreement. Is that something you had envisaged doing in other jurisdictions in which you operate, for example Tanzania or even South Africa?

<u>BOBBY GODSELL</u>

The answer to that is that in any new investment you will look at the fiscal regime. If you are able to strike agreements that enhance value it is good business to recognize that value. I think in principle absolutely.

<u>JONATHAN BEST</u>

If I could just comment on that. We are coming into this in the middle of the process. Very often we are looking to develop new mines, for instance in Mali, you have what you call convention where the government make certain concessions and you pay certain royalties. We have a similar situation in South America where our predecessor sat down at Cerro Vanguardia sat down and said "for these concessions, we will pay this royalty" and it is not an uncommon thing in the industry.

<u>STUART BAILEY</u>

So you don't envisage a situation where you might have three or four different governments owning shares in AngloGold?

<u>BOBBY GODSELL</u>

No this is a unique case.